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Filed by dELiA*s Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject company: iTurf Inc.
Commission File No. for related registration statement: 333-44916

On September 20, 2000, dELiA*s Inc., a Delaware corporation, included the following statement in a newsletter to employees at the company's distribution center:



                                                            [dELiA*s LOGO]


September 15, 2000

TO:     dELiA*s Distribution Center Employees
FROM:   Evan Guillemin

As most of you know, dELiA*s and iTurf recently announced plans to recombine operations. While the changes won't be particularly visible on a day-to-day basis in Hanover, this news represents a major step for both companies - in fact, it cements our position as a stronger, more focused leader in the teen market.

In our core dELiA*s business, we now have a dominant position in the teen direct market, where catalog and internet sales will likely top $100 million this year. Most important, taken together, the catalog and internet channels will be profitable, efficient and increasingly powerful. That power was evident in the improved performance we reported in the second quarter, with productivity on the Summer catalog up an amazing 40%-plus. And the dramatic increases we have seen in freight margins, fill rates and inventory turns are testimony to new efficiencies we have developed - thanks in part to the performance of a strong management team in Hanover.

While the direct channel is still the engine that fuels the dELiA*S brand, our retail stores have been coming on strong. We have opened another 13 stores this year, including stellar performers like Roosevelt Field, here in New York, and Woodfield, out in Chicago. That nearly doubled the size of our store base, to
30. And it means we're getting close to critical mass - and profitability - in a retail division that is barely 18 months old. What's more, we're doing a better job of getting the right product, in the right quantities into the stores - again, with a strong performance by the retail distribution team. Thanks to a compelling assortment of dELiA*s tops and tanks, we beat margin plans significantly in the second quarter, and the new dELiA*s denim is selling out in stores faster than we can get it in for Back-To-School. Our challenge for the holidays is to extend that strongly branded, key-item focus that worked so well in denim to the rest of our product assortment.

I think we can do that, and I think we can tackle a second challenge as well: integrating our marketing, our inventory management and our fulfillment efforts across all three channels - catalog, retail and internet. The dELiA*s-iTurf merger puts us in a much better position to unite the brand under one umbrella, and to join a small group of successful merchants with expertise in all three channels of distribution. The merger also gives us a solid balance sheet, with plenty of cash between the commerce and the community businesses, and a large borrowing facility should we decide to grow a little more quickly.

To make sure we capitalize on the dELiA*s multi-channel promise, we have done two things from a corporate perspective. First, we made the decision to focus on one brand in the commerce arena, which means finding new partners for TSI Soccer and Storybook Heirlooms. The divestitures free up our corporate resources - and over the longer term our valuable distribution resources and managers - to focus on the tremendous opportunities inherent in the dELiA*s business. We have terrific personnel in place in New York and in Hanover, and we expect to use all of them and a good deal more in growing dELiA*s retail and direct efforts over the next few years.

Second, we have coordinated management of our finance, information systems and distribution resources more closely, with Jim Cooper, our current Executive Vice President and Chief Financial Officer, taking on direct responsibility for both distribution and I/S. Jim has a deep background in both areas - and I think you'll find that he brings the same commitment to the Hanover facility and employees that he did in establishing a solid finance and accounting team here in New York.

In summary, the last quarter has brought very promising developments on numerous fronts - new efficiencies in operations, stronger business performance, a solid management team and a corporate structure that positions us to excel in the years to come. Thanks for your contributions to those changes, and to a vibrant, growing business.

Best Regards,

Evan (evan@delias.com)


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iTurf Inc. has filed a proxy/registration statement and other documents with the
United States Securities and Exchange Commission relating to the proposed merger between iTurf and dELiA*s. The proxy/registration statement will be mailed to shareholders of both companies after the SEC has declared the registration statement effective. Shareholders are urged to read the proxy/registration statement and other documents carefully because they will contain important information about the merger. These documents are available for free from the SEC's web site (www.sec.gov) and from dELiA*s and iTurf by contacting Morrow & Co., Inc., 445 Park Avenue, New York, NY 10022.

dELiA*s, its executive officers and its board of directors will be soliciting proxies from dELiA*s stockholders to vote in favor of the merger. dELiA*s executive officers and board of directors include Stephen Kahn, Christopher Edgar, Evan Guillemin, Jim Cooper, Clare Copeland, S. Roger Horchow, Geraldine Karetsky and Joseph Pinto. For information about these directors and executive officers, stockholders should refer to the proxy/registration statement filed by iTurf on August 31, 2000, which is available for free from the SEC's web site (www.sec.gov).

Forward-looking statements in this column, including but not limited to those related to consummation of the proposed merger, expectations relating to future financial performance, synergies resulting from the proposed merger, the divestiture of non-core assets and the expansion and growth of each company's businesses are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future results or events. The terms "believes," "expects," "intends," "anticipates" or "plans" and similar expressions are intended to identify some of the forward-looking statements contained in this press release. Forward-looking statements involve a number of risks, uncertainties and other factors beyond iTurf's and dELiA*s control, which may cause material differences in actual results, performance or other expectations. These factors include, but are not limited to, the condition of the financial markets generally; the risk that dELiA*s and iTurf's businesses will not be integrated successfully after the proposed merger; costs related to the proposed merger; the risk that dELiA*s or iTurf stockholders will fail to approve the merger or that litigation will delay or prevent the transaction's consummation; and other factors detailed elsewhere in this press release, in iTurf's most recent registration statement on Form S-4 and in iTurf's and dELiA*s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q filed with the Securities and Exchange Commission.